Exhibit 99.1

YAMANA GOLD ANNOUNCES THIRD QUARTER 2013 RESULTS
-- Costs down, cash flow increases 18% from second quarter --

TORONTO, ONTARIO, October 29, 2013 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced its financial and operating results for the third quarter 2013.

HIGHLIGHTS FOR THE THIRD QUARTER 2013

•	Production of 306,935 gold equivalent ounces ("GEO")(1), an increase of 4% over the second quarter of 2013
o	Gold production of 263,830 ounces
o	Silver production of 2.2 million ounces
•	All-in sustaining costs(2)(3) of $730 per GEO on a by-product basis, a 20% or $186 per GEO reduction from second quarter 2013
•	All-in sustaining costs of $888 per GEO on a co-product basis, a 12% and 7% or approximately $126 and $62 per GEO reduction from first and second quarter 2013
o	Co-product cash costs(2) declined by 15% at Chapada, 19% at Jacobina, 17% at Minera Florida, and 7% at Fazenda Brasileiro compared to second quarter 2013
•	Revenues of $456.7 million, a 6% increase from second quarter 2013
•	Net earnings of $43.5 million or $0.06 per share
•	Adjusted earnings(2) of $69.5 million or $0.09 per share, a 39% increase from second quarter 2013
•	Cash flows from operations after changes in non-cash working capital of $99.0 million
•	Cash flows generated from operations before changes in non-cash working capital of $177.4 million(2), a 18% increase from second quarter 2013

“In the third quarter, core operations performed as expected, progress was made at our more challenging operations and we realized significant reductions to costs as we progressed with our previously announced cost containment initiative, focused on protecting margins and generating cash flow.  In the current commodity price environment, our objective is to establish a lower cost structure to protect margins and ensure certainty in and sustainability of cash flow generation,” said Peter Marrone, Chairman and Chief Executive Officer.   “These cost savings will establish a lower cost structure as we will look to deliver further volume growth, with a continued focus on those ounces that will contribute positively to cash flow.”

KEY STATISTICS

(All amounts are expressed in United States dollars unless otherwise indicated.)

1.	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.
2.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q32013
3.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.

	Three Months Ending Sept 30th		Nine Months Ending Sept 30th
(In thousands of United States Dollars except for shares and per share amounts, unaudited)	2013	2012	2013	2012
Revenue	456,675	611,807	1,422,019	1,707,257
Cost of sales excluding depletion, depreciation and amortization	(213,553)	(231,660)	(661,760)	(624,526)
Depletion, depreciation and amortization	(99,112)	(100,989)	(289,594)	(283,544)
General and administrative expenses	(29,986)	(37,241)	(105,545)	(106,859)
Exploration and evaluation expenses	(7,278)	(15,336)	(22,000)	(42,909)
Equity (losses)/earnings from associate (Alumbrera)	3,082	20,644	1,181	32,496
Operating earnings	90,564	220,609	302,867	599,268
Net (loss)/earnings	43,450	59,965	137,647	272,902
Net (loss)/earnings per share - basic	0.06	0.08	0.18	0.37
Adjusted earnings	69,530	177,588	236,597	496,965
Adjusted earnings per share	0.09	0.24	0.31	0.67
Cash flow generated from operations after changes in non-cash working capital	99,078	363,059	468,293	790,177
Per share	0.13	0.49	0.62	1.06
Cash flow generated from operations before changes in non-cash working capital	177,416	285,696	542,549	746,883
Per share	0.24	0.38	0.72	1.00
Average realized gold price per ounce	1,332	1,680	1,448	1,661
Average realized silver price per ounce	21.45	30.76	24.80	30.15
Average realized copper price per pound	3.13	3.54	3.25	3.62

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PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY
	Three Months Ending Sept 30th		Nine Months Ending Sept 30th
	2013	2012	2013	2012
Total gold equivalent ounces - produced	306,935	310,490	893,791	878,021
Gold produced	263,830	266,374	769,676	743,597
Silver produced (millions of ounces)	2.2	2.2	6.2	6.7
Total gold equivalent ounces - sold	297,225	315,972	868,173	869,376
Total copper produced - Chapada (millions of pounds)	36.8	39.4	94.3	110.1
Total copper sold - Chapada (millions of pounds)	35.7	37.1	91.5	101.8
	Three Months Ending Sept 30th		Nine Months Ending Sept 30th
	2013	2012	2013	2012
Co-product cash costs per gold equivalent ounce	$574	$531	$579	$529
Cash cost per pound of copper - Chapada	$1.48	$1.38	$1.69	$1.40
By-product cash costs per gold equivalent ounce	$365	$201	$408	$242
All-in sustaining cash costs per GEO, by-product basis	$730	N/A	$834	N/A
All-in sustaining cash costs per GEO, co-product basis	$888	N/A	$950	N/A

PRODUCTION BREAKDOWN
	Three Months Ending Sept 30th		Nine Months Ending Sept 30th
	2013	2012	2013	2012
Chapada	30,917	33,610	80,800	95,673
El Peñón	123,333	118,457	366,159	334,377
Gualcamayo	27,678	38,248	85,408	115,808
Jacobina	19,325	30,028	54,176	88,526
Minera Florida	27,471	24,200	88,077	72,882
Fazenda Brasiliero	16,717	18,601	51,809	48,879
Mercedes*	34,102	33,713	109,902	86,567
Ernesto/Pau-a-Pique**	6,657	-	17,864	-
C1 Santa Luz**	6,221	-	6,877	-
Pilar**	4,880	-	4,880	-
Alumbrera	9,634	13,633	27,839	35,309
TOTAL	306,935	310,490	893,791	878,021

* Includes commissioning production of 8,959 GEO in January of 2012, commercial production started on Feburary 1, 2012.
** Commissioning production as the mine is not yet in commercial operation.

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Financial Results for the three months ended September 30, 2013

Net earnings for the third quarter was $43.5 million or $0.06 per share on a basic and diluted basis, compared with net earnings of $60.0 million or basic and diluted earnings per share of $0.08 for the three months ended September 30, 2012.  Adjusted earnings were $69.5 million or $0.09 basic and diluted earnings per share in the third quarter, compared with $177.6 million or $0.24 per share in the third quarter of 2012.  Lower net earnings and adjusted earnings were attributed mainly to lower realized commodity prices and lower equity earnings from the Company's 12.5% of interest in Alumbrera.

Revenues were $456.7 million in the quarter compared with $611.8 million in the third quarter of 2012.  Mine operating earnings were $144.0 million, compared with $279.2 million in the third quarter of 2012.  Lower revenues and mine operating earnings were primarily due to lower metal prices in addition to lower volume of gold and copper sales.  Lower metal prices accounted for 74% of the variance in revenues in comparison to the third quarter of 2012 representing approximately $0.15 per share in earnings. Lower cost of sales, including depletion, depreciation and amortization expenses, corresponded to lower sales volumes of gold and copper.

Revenues for the third quarter were generated from the sale of 232,284 ounces of gold, 2.2 million ounces of silver and 35.7 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 252,813 ounces of gold, 2.2 million ounces of silver and 37.1 million pounds of copper in the three months ended September 30, 2012.

The average realized gold price in the third quarter of 2013 was $1,332 per ounce versus $1,680 per ounce in the same quarter of 2012, a decrease of 21%.  The average realized copper price was $3.13 per pound versus $3.54 per pound in the third quarter of last year, a decrease of 12%, and the average realized silver price was $21.45 per ounce compared to $30.76 per ounce in the third quarter of 2012, representing a decrease of 30%.

Cost of sales excluding depletion, depreciation and amortization for the third quarter of 2013 was $213.6 million compared with $231.7 million in same quarter of 2012.  Cost of sales excluding depletion, depreciation and amortization was lower compared to the same period in 2012 was mainly due to the decreased volume of gold and copper sales and the effect of the cost containment initiatives undertaken by the Company since the second quarter of the year.

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Depletion, depreciation and amortization expense for the quarter was $99.1 million, compared to $101.0 million in the third quarter of 2012.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $75.0 million in the quarter, compared to $94.1 million in the three months ended September 30, 2012.  The net decrease in other expenses is detailed below:

General and administrative expenses were $30.0 million in the third quarter compared to $37.2 million in the same quarter of 2012.  It is expected that general and administrative expenses will continue to be maintained at lower levels as a result of the cost containment initiatives undertaken by the Company.

Exploration and evaluation expenses were $7.3 million, compared to $15.3 million incurred in the third quarter of 2012 as a result of the Company's focus on ensuring certainty and sustainability in generating positive cash flows.

Other operating expenses were $19.3 million in the quarter compared to $26.6 million in the third quarter of 2012, mainly due to lower impairment charges of available-for-sale financial assets, which accounted for $1.3 million in the third quarter of 2013 compared to $9.8 million in the third quarter of 2012.

Net finance expense was $18.4 million for the quarter compared with net finance expense of $14.9 million in the third quarter of 2012.  Higher net finance expense of $13.7 million in the third quarter of 2013 compared to $6.7 million in the prior year quarter, was mainly due to higher foreign exchange loss partly offset by higher capitalized interest.  The amount of interest capitalized in future quarters will decrease as the construction projects reach commercial production.

Equity earnings from associate of $3.1 million for the quarter compared with earnings of $20.6 million in the third quarter of 2012 were mainly due to lower revenues as a result of lower metal prices and lower sales volume of concentrate and due to mining in lower grade areas in addition to higher co-product cash costs.  Cash dividends from the Company’s equity investment in Alumbrera received in the quarter were $8.8 million compared to $nil in 2012.

The Company recorded an income tax expense of $28.7 million in the third quarter of 2013 compared to $145.7 million in the same quarter of 2012.  The income tax provision for the third quarter of 2013 reflects a current income tax expense of $49.0 million compared to tax expense of $46.8 million in the same quarter of 2012, and a deferred income tax recovery of $20.4 million compared to tax expense of $98.9 million.  During the quarter the Brazilian Real and Argentinean Peso increased against the US Dollar.  As a result for local purposes, a reduction of $2.4 million relating to unrealized foreign exchange gain was recorded in the deferred tax expense.  The impact of these foreign exchange movements on taxes are non-cash and as such excluded from adjusted earnings.  The adjusted tax rate for the third quarter of 2013 was 32.6% compared to 26.0% for the third quarter of 2012.

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Cash and cash equivalents as at September 30, 2013 were $232.1 million compared to $349.6 million as at December 31, 2012.  Cash flows generated from operations before changes in non-cash working capital items for the quarter ended September 30, 2013 were $177.4 million, lower than the $285.7 million generated for the same period of 2012.  Lower cash flows generated from operations were mainly due to the decline in metal prices.  Cash flows from operations after taking into effect changes in non-cash working capital items for the period ended September 30, 2013 were inflows of $99.1 million, compared to inflows of $363.1 million for the quarter ended September 30, 2012, which reflects a decrease in trade receivable related to sales of concentrate and metals.

Financial Results for the nine months ended September 30, 2013

Net earnings for the first nine months of 2013 were $137.6 million or $0.18 per share on a basic and diluted basis, compared with net earnings of $272.9 million or basic and diluted earnings per share of $0.37 and $0.36, respectively, for the nine months ended September 30, 2012.  Adjusted earnings were $236.6 million or $0.31 basic and diluted earnings per share in the first nine months of 2013, compared with $497.0 million or $0.67 per share in the same period of 2012.  Lower net earnings and adjusted earnings were attributed mainly to the decline in metal prices combined with inflationary impacts on costs and  lower equity earnings from the Company's 12.5% of interest in Alumbrera.

Revenues were $1.4 billion in the first nine months of 2013 compared with $1.7 billion in the same period of 2012.  Mine operating earnings were $470.7 million, compared with $799.2 million in the first nine months of 2012.  Lower revenues and mine operating earnings were due to lower metal prices and lower sales volumes of copper in concentrate and silver partly offset by higher volume of gold sales.  Higher cost of sales, including depletion, depreciation and amortization expenses, was mainly related to higher sales volumes of gold and higher cost inflation.

Revenues for the first nine months of 2013 were generated from the sale of 707,256 ounces of gold, 6.1 million ounces of silver and 91.5 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 704,856 ounces of gold, 6.7 million ounces of silver and 101.8 million pounds of copper in the first nine months of 2012.

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The average realized gold price in the first nine months of 2013 was $1,448 per ounce versus $1,661 per ounce, a 13% decrease from the same period of 2012; the average realized copper price was $3.25 per pound versus $3.62 per pound, a 10% decrease from the first nine months of 2012; and the average realized silver price was $24.80 per ounce compared to $30.15 per ounce, a 18% decrease from the first nine months of 2012 compared to the same period of 2012.

Cost of sales excluding depletion, depreciation and amortization for the first nine months of 2013 was $661.8 million compared with $624.5 million in same period of 2012 due to the increased volume of gold sales and higher co-product cash costs as a result of inflationary pressures in the countries where the Company operates.

Depletion, depreciation and amortization expense for the first nine months of 2013 was $289.6 million, compared to $283.5 million in the same period of 2012.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $197.4 million in the nine months ended September 30, 2013, compared to $279.0 million in the nine months ended September 30, 2012.  The net decrease in other expenses is detailed below:

General and administrative expenses were $105.5 million in the first nine months of 2013 compared to $106.9 million in the nine months ended September 30, 2012.  General and administrative expenses have started to decline and are expected to be maintained at lower levels as a result of the cost containment initiatives introduced in May 2013.

Exploration and evaluation expenses were $22.0 million in the first nine months of 2013, compared to $42.9 million incurred in the first nine months of 2012 as a result of the Company's reduced focus on greenfield exploration.

Other operating expenses were $41.4 million in the first nine months compared to $82.6 million in the third quarter of 2012, mainly due to lower impairment charges of available-for-sale financial assets, partially offset by re-organization costs related to the 2013 expenditure reduction initiative.

Net finance expense was $28.5 million for the first nine months of 2013 compared with net finance expense of $46.5 million in the same period of 2012.  Lower net finance expense was mainly due to higher amount of capitalized interest.

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Equity earnings from associate were $1.2 million for the first nine months of 2013 compared with earnings of $32.5 million in the same period of 2012, mainly due to lower revenues as a result of lower metal prices and lower sales volume of concentrate and gold due to lower production.  Cash dividends from the Company’s equity investment in Alumbrera during the first nine months of 2013 were $21.1 million compared to $nil in 2012.

The Company recorded an income tax expense of $136.8 million in the nine months of 2013 compared to $279.8 million in the same period of 2012.  The income tax provision for the first nine months ended September 30, 2013 reflects a current income tax expense of $99.9 million compared to tax expense of $159.4 million in the same period of 2012, and a deferred income tax expense of $36.8 million compared to tax recovery of $120.5 million.  The adjusted tax rate for the first nine months of 2013 was 31.1% compared to 25.9% for the same period of 2012.

Operating Results for the three months ended September 30, 2013

Total production for the Company of 306,935 GEO decreased by 1% from the third quarter of 2012 and increased by 4% from the second quarter of 2013.  Total production consists of 263,830 ounces of gold and 2.2 million ounces of silver for the quarter, representing a decrease of 1% in gold production and a decrease of 2% in silver production over the same quarter of 2012.  Current quarter production of gold increased by 2% and production of silver increased by 14%, compared to the second quarter of 2013.  Total production included the Company’s attributable production from the Alumbrera mine of 9,634 ounces of gold and production during commissioning from Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar of 17,758 ounces of gold.  In the quarter ended September 30, 2012, total production was 310,490 GEO, which consists of 266,374 ounces of gold and 2.2 million ounces of silver.

Commercial production for the third quarter comprises 289,177 GEO compared with 308,629 GEO produced in the third quarter of 2012.  Total commercial production consists of 246,072 of gold and 2.2 million ounces of silver, compared to the commercial production of 264,888 ounces of gold and 2.2 million ounces of silver in the same quarter of 2012.  The decrease in gold production was mainly due to the decreased production from Chapada, Jacobina, Gualcamayo, Fazenda Brazileiro and Alumbrera, partly offset by increased production from El Peñón, Mercedes and Minera Florida.  Lower gold production was mainly due to the Company’s current focus on higher grade areas for quality of ounces produced in this transition year.

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By-product cash costs for the third quarter of 2013 averaged $365 per GEO, compared with $201 per GEO in the prior year quarter.  By-product cash costs were impacted by lower copper credit contribution from Chapada and Alumbrera due to the decline in the copper price and lower copper sales volume from Chapada.  The average market price for copper in the third quarter of 2013 was 8% lower than the average of the same quarter in 2012.  Additionally, planned lower grades at certain mines and higher input costs during the period also impacted costs compared to the three months ended September 30, 2012.  By-product cash costs for the third quarter of 2013 decreased from the second quarter of $476 per GEO to $365 per GEO, progressing toward the Company's previous guidance for a 2013 year-average of below $365 per GEO, which assumed a copper price of $4.00 per pound compared to average market price for the third quarter of $3.21 per pound. By-product all-in sustaining cash costs were $730 per GEO for the third quarter of 2013, compared to $916 per GEO for the second quarter of 2013, representing a 20% decrease mainly as a result of the realization of the Company's cost reduction initiatives implemented since the second quarter of this year.

Co-product cash costs for the third quarter averaged $574 per GEO, compared to $531 per GEO for the third quarter of 2012 mainly due to lower production and lower grades.  Co-product all-in sustaining cash costs were $888 per GEO for the third quarter of 2013 representing a decline of $62 per GEO from the second quarter and $126 per GEO from the first quarter of 2013.

Copper production for the quarter was 36.8 million pounds from the Chapada mine, compared with 39.4 million pounds for same quarter of 2012.  Chapada copper production was lower primarily as a result of expected lower copper grade compared to the third quarter of 2012.  A total of 7.1 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 10.4 million pounds for the quarter ended September 30, 2012 mainly due to lower grade and lower recovery.  Total copper production for the third quarter of 2013 was 43.9 million pounds, compared with 49.8 million pounds in the third quarter of 2012.

Co-product cash costs per pound of copper averaged $1.48 per pound from the Chapada mine, representing a 16% decrease from the second quarter and a 22% decrease from the first quarter of 2013.  Co-product cash costs were $1.38 per pound of copper from Chapada in the same quarter of 2012.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera mine were $1.64 per pound versus 1.49 per pound for the third quarter of 2012.

Operating Results for the nine months ended September 30, 2013

Total production for the Company of 893,791 GEO increased by 2% from the first nine months of 2012.  Total production for the first nine months of the year consists of 769,676 ounces of gold and 6.2 million million ounces of silver, representing an increase of 4% in gold production and a 8% decrease in silver production over the period of 2012.  Total production included the Company’s attributable production from the Alumbrera mine of 27,839 ounces of gold and production during commissioning of Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar of 29,621 ounces of gold.  This compared with total production of 878,021 GEO that consists of 743,596 ounces of gold and 6.7 million ounces of silver  in the first nine months of 2012.  The 2012 nine-month production also included commissioning production of 10,820 GEO from Mercedes and Minera Florida.

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Commercial production for the first nine months of the year consists of 864,170 GEO compared with 867,201 GEO produced in the first nine months of 2012.  Commercial production for the nine months consists of 740,055 ounces of gold and 6.2 million ounces of silver, representing a 1% increase in gold production and a 7% decrease in silver production over the commercial production of 733,910 ounces of gold and 6.7 million ounces of silver in the same quarter of 2012.

By-product cash costs for the nine months averaged $408 per GEO, compared with $242 per GEO in the same period of 2012.  By-product cash costs were impacted by lower copper market prices, lower copper credit contribution by Chapada due to lower copper sales volume, planned lower gold grades at certain mines and higher input costs during the period.  The average market price for copper in the first nine months of 2013 was 7% lower than the average of the same period of 2012.  By-product cash costs for the first nine months of 2013 exceeded the Company's previous guidance for a 2013 year-average of below $365 per GEO, which assumed a copper price of $4.00 per pound compared to average market price for the first nine months of $3.35 per pound and the Company's average realized price of $3.25 per pound.  All-in sustaining cash costs were $834 per GEO on a by-product basis.

Co-product cash costs for the first nine months of the year were $579 per GEO compared with $529 per GEO in the first nine months of 2012.  All-in sustaining cash costs were $950 per GEO on a co-product basis.

Copper production for the first nine months of the year was 94.3 million pounds from the Chapada mine, compared with 110.1 million pounds for the same period of 2012.  Chapada copper production was lower primarily as a result of expected lower copper grade and recovery rate compared with the first nine months of 2012.  Additionally, 20.6 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 28.9 million pounds for the nine months ended September 30, 2012.  Total copper production for the first nine months of 2013 was 114.9 million pounds, compared with 139.0 million pounds in the first nine months of 2012.

Co-product cash costs per pound of copper averaged $1.69 per pound from the Chapada mine in the first nine months of 2013, compared with $1.40 per pound in the nine months ended September 30, 2012.  Co-product cash costs per pound of copper for the nine months including the Company’s interest in the Alumbrera mine were $1.82 per pound versus $1.46 per pound for the nine months ended September 30, 2012.

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OPERATING MINES
Charts providing a summary of mine-by-mine operating results are presented at the end of this press release.

Chapada, Brazil

Chapada produced a total of 30,917 GEO, which consists of 29,137 ounces of gold and 88,984 ounces of silver, contained in concentrate in the third quarter of 2013 compared with 33,610 GEO, which consists of 31,281 ounces of gold and 116,431 ounces of silver contained in concentrate in the same quarter of 2012.  Chapada copper production was 36.8 million pounds in the quarter compared with production of 39.4 million pounds of copper in the third quarter of 2012.

Production for the quarter was lower than the third quarter of 2012 as a result of the anticipated lower grades and recovery rates for 2013 relative to 2012.  Production for the quarter was 17% and 32% higher than the second quarter and first quarter of 2013, respectively.  Similar to previous years, production from Chapada is expected to be higher in the second half of 2013.

By-product cash costs for the quarter were negative $1,367 per GEO, compared with negative $1,659 per GEO for the same quarter in 2012.  Lower by-product cash costs credit per GEO was mainly due to the effect of lower copper sales volume and lower copper prices in the third quarter of 2013 compared to 2012.

Co-product cash costs were $358 per GEO in the third quarter, compared to $341 per GEO in the same quarter of 2012.  Co-product cash costs were 15% and 23% lower than $421 per GEO and $463 per GEO in the second quarter and first quarter of 2013, respectively.  Co-product cash costs for copper were $1.48 per pound in the third quarter versus $1.38 per pound in the same quarter of 2012.  Compared with co-product cash costs of $1.76 per pound in the second quarter and $1.90 per pound and first quarter of 2013, co-product cash costs of copper have decreased in consecutive quarters since the beginning of the year.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $142.7 million (Q3 2012 - $174.0 million).  Revenues included mark-to-market adjustments and provisional pricing settlements in the quarter of positive $2.6 (Q3 2012 - positive $6.2 million).

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The Company is evaluating the optimal combination of capital requirements and profitable production levels through optimization initiatives that include modifications to the grinding circuit, the installation of an in-pit crusher to increase throughput, and the development of new ore bodies including Corpo Sul and Suruca.  Chapada is targeted to produce at least 130,000 GEO, and as much as 150,000 GEO, and 130 million pounds of copper with Corpo Sul being the largest new contributor, in addition to alternatives such as Arco Sul and Suruca.  The Company is focused on finding the optimal mix of production levels, cost mitigation and capital requirements to attain the best value from ounces produced.  The highest returns will come from the development of Corpo Sul, the optimization of the regrinding circuit and the installation of an in-pit crusher that would expand Chapada towards future production levels of at least 130,000 GEO and 130 million pounds of copper at the best cost structure.

Corpo Sul is a gold and copper deposit at the southwest end of the main ore body of Chapada with mineral resources of higher average grade ores especially near the current Chapada pit.  These new discoveries led to a pre-feasibility study that was completed in late 2012.  Work continues on a feasibility study and is expected to be completed by the end of  2013.  Development and geotechnical work, including the rock mechanics study, the hydrogeological study and the mine study, continued in support of the development of the new Corpo Sul area.  Infill drilling at Corpo Sul continues to support the view that ore from this deposit will be higher grade in both copper and gold and thereby, when blended with ore from the main pit, should increase overall gold and copper production at the main Chapada plant.

El Peñón, Chile

El Peñón produced 123,333 GEO, which consists of 87,968 ounces of gold and 1.8 million ounces of silver in the third quarter, compared to 118,457 GEO, which consists of 83,092 ounces of gold and 1.8 million ounces of silver in the same quarter of 2012, representing a 4% increase in GEO production quarter-over-quarter.  GEO production for the quarter was also 1% higher than the second quarter and 2% higher than the first quarter of 2013.

Production increased mainly as a result of higher gold and silver feed grade.  While gold feed grade and recovery rate are expected to continue at the current levels in the fourth quarter, future silver recoveries will vary according to the blending of ore being fed to the mill.  Silver recovery rate has improved and improvement is expected to continue in the fourth quarter of 2013, according to the mine plan.

Co-product cash costs were $458 per gold ounce, compared with $422 per gold ounce in the third quarter of 2012.  The increase in co-product cash costs per GEO was mainly due to labour inflation partially offset by higher gold feed grades.

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Exploration has been ongoing at El Peñón for 20 years, which has a long track record of replacement of ounces mined. The new discoveries at Dorada Sur and Dorada Oeste, Fortuna Este and Bonanza West are being advanced to mineable mineral reserves in the near term.  This is expected to return near surface gold and silver values, improve production and provide mining flexibility for a sustainable production level.  Development has continued at Pampa Augusta Victoria underground and the open-pit mobilization started late in the second quarter and pre-stripping work, which started at the beginning of the third quarter of 2013, continued.

Mercedes, Mexico

Production of 34,102 GEO in the third quarter consisted of 31,765 ounces of gold and 116,840 ounces of silver, compared with 33,713 GEO, which consists of 31,497 ounces of gold and 110,817 ounces of silver in the third quarter of 2012.  The production  increase was driven by increased tonnage of ore processed which was partly offset by the effect of lower feed grades of gold and silver.

Co-product cash costs of $478 per GEO were 2% lower than $490 in the same quarter of 2012.  Lower co-product cash costs were due to efficiency in use of consumables and result of other cost reduction measures partly offset by higher mining costs due to mining lower grade areas as part of the mine plan.

Development continues at the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, which started production from flat-lying ore in the third quarter of 2012.  Confirmation of the width and grades of mineralization by infill drilling at Lupita and the recent discovery of high-grade mineralization at Rey de Oro that may be amenable to underground mining methods, are expected to continue growth of the measured and indicated mineral resources that should extend mine life, maintain higher throughput and sustainable production levels.

Gualcamayo, Argentina

Gualcamayo produced 27,678 ounces of gold in the third quarter compared with 38,248 ounces produced in the third quarter of 2012.  Lower production was the result of lower recovery, partly offset by improved feed grade.  Ore processed declined as compared to the third quarter of 2012.  Production of the quarter was sourced primarily from stockpiled material of Phase II being placed in the new Valle Norte heap leach pad as the mining operations at Gualcamayo were transitioning from QDD Main Phase II to Phase III.  Transition work was completed in the quarter and production at Gualcamayo is expected to increase for the balance of the year.

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Co-product cash costs were $919 per ounce in the quarter ended September 30, 2013 compared with $669 per ounce in the third quarter of 2012.  Higher co-product cash costs were mainly due to lower production absorbing a higher proportion of fixed costs on a per ounce basis and increased maintenance.  Lower production was caused by the delay in accessing the Phase III and QDD Lower West (QDDLW).  The setback in the assembly of the conveyor line that brings ore from QDDLW underground and AIM open-pit deposits, which was partially mitigated by contracting a hauling fleet to transport ore from QDDLW and AIM at higher costs, also adversely impacted co-product cash costs.  Most of the equipment has been delivered and is now operating and with the planned reduction of contractors, mining costs are expected to decrease in the fourth quarter.  Underground development of QDDLW was largely completed during the quarter with a production contribution expected late in the fourth quarter.

The Company has initiated a plan to reduce costs and once fully executed will return the focus to the production growth objectives at Gualcamayo. The objective is part of the overall strategy and business plan to maximize margins and profitability at producing mines whose all-in sustaining co-product cash costs exceed the average cost structure in order to maintain competitiveness of these mines in a volatile gold price environment.  The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

The continued exploration success of QDDLW which is expected to result in increases to the mineral resources in 2013 has led to the initiation of a conceptual study on the options for processing these newly discovered ounces.  Work on the study continued in the quarter and is expected to be completed by the end of the year.

Jacobina, Brazil

Gold production at Jacobina was 19,325 ounces in the third quarter, compared with 30,028 ounces produced in the same quarter of 2012.  Production was lower resulting from lower feed grade and higher dilution.  There has been an enhanced focus on development work and a revision to the mining plan to ensure access to higher grade areas over time.

Co-product cash costs were $1,029 per ounce for the third quarter compared with $768 per ounce in the third quarter of 2012.   Co-production cash costs were approximately 19% lower than the first and second quarters of 2013, which were $1,276 per ounce and $1,270 per ounce respectively. Co-product cash costs reflect the reduced production volume in the quarter but are expected to return to levels of approximately $800 to $850 per ounce in the longer-term.

The Company has initiated a plan to reduce costs and once fully executed will return the focus to the production growth objectives at Jacobina.  The objective is part of the overall strategy and business plan to maximize margins and profitability at producing mines whose all-in sustaining co-product cash costs exceed the average cost structure in order to maintain competitiveness of these mines in a volatile gold price environment.  The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

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The Company is also taking active steps as part of the margin reclamation initiative to more quickly access higher grade areas of the mining complex to improve production levels while sustaining margins and continues to focus on upgrading the current mineral resources at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high-grade areas creates the opportunity for production to increase; the timing of which is dependent on the pace of development work in these higher grade areas.

During the third quarter, co-product cash costs per ounce at Jacobina decreased by 19% from that of the second quarter of 2013. This compares to a 7% increase in grade and an 11% decline in production volume due to less ore mined over the same period.

Minera Florida, Chile

Minera Florida produced 27,471 GEO, which consists of 23,848 ounces of gold and 181,156 ounces of silver in the quarter, compared to 24,200 GEO, which consists of 19,994 ounces of gold and 210,297 ounces of silver in the third quarter of 2012, representing an increase of GEO production by 14%.  The increase was mainly attributable to production from the tailings retreatment plant.  Production in the third quarter of 2012 included commissioning production of 1,861 GEO from the tailings retreatment plant. Comparison of grade, ore feed to plant and recovery to the prior quarter is not meaningful as production from the tailings retreatment plant comes from lower grade ounces with reduced recovery.  Production from the tailings treatment plant has benefited from no mining costs associated with the reprocessing of tailings material.

In addition, the mine produced and sold 2,002 tonnes of zinc in the quarter, compared with 1,125 tonnes of zinc produced and sold in the third quarter of 2012.  Zinc is accounted for as a by-product credit to cash costs.

Co-product cash costs for the quarter were $762 per GEO compared with $826 per GEO in the same quarter in 2012.  Co-product cash costs were 17% lower than $915 per GEO in the second quarter of 2013.  Lower mining costs as a result of processing tailings material and the impact of higher credits from the sales of zinc were partly offset by higher costs for power, increased costs for temporary mine services and labour inflation.  Higher credits from sales of zinc resulted from higher prices for zinc and a 52% increase in volume of zinc sold compared to the third quarter of 2012.

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The Company has initiated a plan to reduce costs and once fully executed will return the focus to the production growth objectives at Minera Florida. The objective is part of the overall strategy and business plan to maximize margins and profitability at producing mines whose all-in sustaining co-product cash costs exceed the average cost structure in order to maintain competitiveness of these mines in a volatile gold price environment.  The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

OTHER MINES

Fazenda Brasileiro, Brazil

Production at Fazenda Brasileiro was 16,717 ounces of gold in the quarter compared to 18,601 ounces of gold in the same quarter of 2012.

Co-product cash costs averaged $724 per ounce for the quarter, 10% lower than $803 per ounce in the third quarter of 2012, and 7% lower than $782 per ounce in the second quarter and 21% lower than $920 per ounce in the first quarter of 2013.  The Company has initiated a plan to reduce costs and once fully executed will return the focus to the production growth objectives at Fazenda Brasileiro. The objective is part of the overall strategy and business plan to maximize margins and profitability at producing mines whose all-in sustaining co-product cash costs exceed the average cost structure in order to maintain competitiveness of these mines in a volatile gold price environment.  The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves.  The Company has been mining at Fazenda Brasileiro for nearly ten years.  The Company continues infill and extension drilling at Fazenda Brasileiro with a focus on increasing mineral reserves and mineral resources.

Alumbrera, Argentina

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $3.1 million for the three months ended September 30, 2013, compared with earnings of $20.6 million for the same period of 2012.  Decrease in equity earnings was mainly due to lower revenues as a result of lower metal prices and lower sales volume of concentrate, gold and copper.

The Company received cash distributions of $8.8 million in the quarter ended September 30, 2013, compared with $nil cash distribution in the third quarter of 2012.

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For the quarter, attributable production from Alumbrera was 9,634 ounces of gold and 7.1 million pounds of copper.  This compares with attributable production of 13,633 ounces of gold and 10.4 million pounds of copper in the third quarter of 2012.

By-product cash costs per ounce of gold were negative $339 for the quarter ended September 30, 2013 compared with negative $2,254 per ounce for the same period in 2012.  For the comparable period in 2012, by-product cash costs were lower due to the increase in copper sale credit as a result of the resumption of export sales by Alumbrera in the quarter.  Alumbrera suspended export sales during the second quarter of 2012 to comply with a resolution in respect of repatriation of net proceeds from export sales set forth by the Argentinean Government.  Co-product cash costs per ounce for gold averaged $381 for the quarter ended September 30, 2013, compared with $282 per ounce for the same quarter of 2012.  Co-product cash costs for copper averaged $2.45 per pound for the quarter ended September 30, 2013, compared with $1.92 per pound for the third quarter of 2012.

During the third quarter of 2013, the Company, GlencoreXstrata and Goldcorp agreed to an extension period of twelve months in which certain optimizations for a feasibility study would be undertaken with respect to the development of Agua Rica.  An option payment payable by GlencoreXstrata and Goldcorp in 2013 was deferred to 2014 as part of this agreement, and in addition, the cap on the number of ounces of payable gold on which the deferred payments related to 65% of the payable gold production from Agua Rica would be made, which was originally set to a maximum of 2.3 million ounces, was removed.

Ernesto/Pau-a-Pique, Brazil

Ernesto/ Pau-a Pique was originally planned as a combination of an open-pit operation at Ernesto and an underground operation at Pau-a-Pique with a common plant.  A new plan has now been developed which continues to include an underground operation at Pau-a-Pique but now contemplates a near-to-surface underground operation at Ernesto.  While the production levels will be lower than originally planned, there will be a greater reliability of production and at reduced costs.  The Company continues to evaluate other opportunities including the various satellite open-pit deposits already identified that could further positively contribute to the operation.  Commissioning continued in the quarter from the underground Pau-a-Pique although with less ore from the open-pit Ernesto as the near surface underground at Ernesto is developed.  Commissioning production is over 17,860 ounces for the nine months ending September 30, 2013 and quarterly production is expected to increase in the fourth quarter.

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C1 Santa Luz, Brazil

Construction of the project was completed by the end of the first quarter.  With all permits in place, the ramp-up is progressing as expected.  Power is now provided through the newly completed power lines.

Commissioning production was 6,221 ounces of gold in the quarter.

Pilar, Brazil

First gold pour occurred on July 2, 2013. Commissioning has begun with completion of commissioning expected by the end of 2013.  Underground development at Pilar continued to progress and reached a total length of more than 13,000 metres.  The ore from Caiamar, a satellite deposit, is expected to be processed at Pilar with the higher grades offsetting the additional transportation costs.

Additionally, the Company has elected to take Maria Lazarus through the development cycle on an expedited basis given the exploration drilling results to date.  The drilling program at Maria Lazarus is intended to increase and upgrade mineral resources.  Various studies, including the hydrological availability study, the geomechanical study, the ramp study and a detailed topography survey, have been completed.  The hydrogeological study is currently in progress.

Commissioning production was 4,880 ounces of gold in the quarter.

CONSTRUCTION AND DEVELOPMENT PROJECTS

The following summary highlights key updates from the Company’s construction and development projects.

Cerro Moro, Argentina

Cerro Moro currently hosts an indicated mineral resource of 1.95 million GEO and an inferred mineral resource of 490,000 GEO.

The Company has engaged in pre-development work by way of starting a production-ready decline targeting the largest of the known ore bodies, Escondida.  The project remains on budget.

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In addition to providing flexibility to advance the timeline for development, the production-ready decline would provide a platform for further exploration work and permit access to the ore body, providing greater certainty and knowledge of its physical properties and grade continuity.  Technical and trade-off studies have been completed which support continuation to a full feasibility study for the project that is currently underway.  This feasibility study will provide an update to the feasibility study previously filed which supports the already approved environmental impact assessment.  Based on these studies, the feasibility study will consider a mine plan combining both open-pit (30%) and underground (70%) mining operations to sustain a process plant with a throughput rate of approximately 1,000 tonnes per day and an expected recovery of approximately 200,000 GEO per annum.  Work on the feasibility study is continuing and is expected to be completed sometime in 2014.  Definitive metallurgical test work, geotechnical and hydrology studies to support the final plant design are in progress.  Depending on the outcome of the studies and subsequent construction decision, production should begin in 2016.

EXPLORATION

Exploration at Yamana continues to be a key to unlocking value at existing operations.  The 2013 program will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow allowing the Company to grow prudently and profitably.

The Company's exploration budget for 2013 is approximately $105 million and in the first nine months of the year approximately $84 million has been spent.  Exploration will continue to focus on mineral resource discovery and development as well as mineral reserve growth at existing operations, development projects and on new discoveries to continue developing the Company's project pipeline.  A total of 242,200 metres of drilling at 12 mines and projects has been completed to date as part of the 2013 exploration program.

Consistent with the Company’s margin reclamation initiatives and focus on ounces that can best contribute to cash flow, the Company has evaluated its exploration program and where prudent has reallocated funds to those programs delivering the most encouraging results.

Chapada, Brazil

The focus of the 2013 exploration program at Chapada has been on Corpo Sul with the goals to upgrade mineral resources to mineral reserves and to continue  to expand the mineral resource base.  During the quarter exploration activity included completion of the infill program at Corpo Sul and continuation of the near mine drill programs to explore and test the Hidrothermolito Sul, Suruca West, South Mundinho, Serra de Bom Jesus and Chapada Norte targets.  Continued exploration success at Arco Sul, located 260 kilometres from Chapada, has led the Company to begin evaluating Arco Sul as an additional source of concentrate to be transported and processed along with concentrate from Chapada’s main operation.  A total of 7,423 metres distributed in 84 holes were completed during the third quarter bringing the year to date total to 36,619 metres distributed in 233 holes.

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Corpo Sul - Infill assay results received during the third quarter continue to support the expansion of the Corpo Sul mineral resource with above average grades and thicknesses being intercepted.  The Company has updated the mineral resource models and initiated the mineral reserve estimation process.

Arco Sul - Arco Sul is a new discovery made in late 2010 located in Western Goias State, 260 kilometres southwest of Yamana's Chapada mine.  It is characterized by a stockwork system in contact zone of subvolcanic intrusives and the neoproterozoic volcano-sedimentary basement. The 2013 exploration drill program was completed in the second quarter and final assays were received early in the third quarter.  These results have been incorporated into the project geologic and block models for mineral resource estimation purposes.

Historic drill data previously generated was re-sampled during the first nine months of 2013 and sent for analysis.  The newly generated 5,000 sample database compares favorably to the historic data which is now being incorporated into the project database and will be used in the mineral resource estimation process.

Ernesto/Pau-a-Pique, Brazil

The 2013 exploration goals at Ernesto/Pau-a-Pique are focused on extending the higher grade structural traps at the Ernesto, Japones and Lavrinha targets down plunge, developing the open pit and underground mineral zones and establishing links within the Lower, Middle, Upper and Bonus traps.

The 2013 budgeted exploration drill program finished during the third quarter with a total of 4,688 metres completed in 36 holes bringing the 2013 drill total to 13,980 metres completed in 95 holes.  The 2013 exploration drill program has identified numerous narrow high grade intercepts in all the traps tested and most remain open along strike and to depth.  Surface mapping and chip sampling of the Ponce de Lacerda structure discovered important potentially ore grade material which will be drill tested in early 2014.  The Company will continue to map and sample this structure to the northwest and southeast.

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Pilar, Brazil

Exploration drilling at Pilar was completed early in the third quarter bringing the year to date drill totals to 10,866 metres completed in 38 holes.  A detailed drill program to define the geology and ore potential at the proposed Maria Lazarus portal and tunnel site completed 1,000 metres distributed in 13 holes during the quarter.

Maria Lazarus - The Maria Lazarus target is located 15 kilometres west of the Pilar mine in the Guarinos greenstone belt.  Results from the drilling completed to date, confirm the mineral structures along the proposed decline trend.  Ore from Maria Lazarus is expected to be processed at the Pilar plant in due course.

Caiamar - Geologic work during the quarter focused on mapping the underground exposures at Caiamar in an effort to better define high grade trends and better understand the geology and controls on mineralization.  This information will be incorporated into the geologic model to help develop mineral resource estimation parameters. The exploration program's goals are to increase the scale of higher grade zones to contribute more in-situ ounces at higher grade.  Ore from Caiamar is expected to be processed at the Pilar plant.

C1 Santa Luz, Brazil

The 27,000-metre drill program at C1 Santa Luz has the goal of infill drilling the deeper mineral zones for mineral resource reclassification and to extend these new zones along strike and to depth.  At the Antes III satellite target, infill drilling is intended to upgrade the open pit mineral resources to mineral reserves. At the Gravata, Gravata Este, Aqua Dolce, Riacho do Carneiro and other near mine targets, the focus of drilling is to expand into new areas and add new ounces to the mineral resource inventory.  During the first nine months of the year, 19,698 metres distributed in 58 holes were completed and assay results confirm that our goals are being met.

The continued exploration success at C1 Santa Luz indicates that the underground potential is growing beyond prior expectations.  A new mineral resource in the C1 underground is expected at year end and is anticipated to show an increase after which the underground will be evaluated as a standalone project potentially changing the future production profile for the project by adding an underground operation to supplement the open pit operation.

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Cerro Moro, Argentina

The focus of the 2013 exploration program is to develop and test new targets that are both within and outside of the known mineralized structural blocks.  The 25,000 metre exploration program has completed 23,693 metres distributed in 113 drill holes during the first nine months of 2013.  Based on the positive results of the drill program, additional funding from within the exploration budget was reallocated to continue the drill program into the fourth quarter to further test the Margarita, Patricia and Carlita targets.

Margarita - The Margarita vein was discovered in early 2013 and is the focus of continued exploration activity via step out and step back drilling to test strike and dip extents, respectively.  The best mineralization found to date forms within flat lying portions of the structure immediately beneath volcanic contact.  The mineral body is 600 metres along strike and up to 200 metres in dip extent.

Gualcamayo, Argentina

Exploration at Gualcamayo has a continued focus on drilling targets surrounding the Rodado and QDD Lower West (“QDDLW”) systems.  A total of 11,886 metres distributed in 41 holes were completed during the first nine months of 2013.  Due to positive results returned from drill holes testing the Rodado SW and beneath QDDLW,  additional funding was reallocated to further testing of the Rodado SW mineral body which remains open along strike and at depth.  This new sulfidic mineralization is being studied internally as potential feed for a sulfide treatment plant.

El Peñon, Chile

Surface and underground based drill testing of targets within the El Peñon mine area continued through the third quarter with 40,228 metres distributed in 128 holes completed, bringing the nine month drill totals to 63,818 metres completed in 203 holes.  Targets tested include the Providencia system, the Borde Oeste north-south trend (new), the Aleste FW (footwall) structures, the Cerritos dome, Bonanza West and others.  The best results have come from the Borde Este trend which has identified a new narrow high grade gold and silver structure that is currently traced for over 500 metres along strike and at Providencia HW3 (hanging wall) that is interpreted to extend for 200 metres along strike.  Drilling will continue in the fourth quarter with mineral resource and mineral reserve replacement of production ounces expected.

Minera Florida, Chile

The Minera Florida exploration program has completed 19,282 metres distributed in 116 holes during the first nine months of 2013.  Due to the positive results being achieved by the exploration program, funds were reallocated to cover the additional drill related costs. In the third quarter, the program focused on the targets surrounding the Mina Este area including the Lisset Vein, the Triangulo Mineralizado and the Tribuna-Victoria targets.  The most encouraging results were received at the Lisset Vein indicating wide intercepts of high gold equivalent grades.

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In the fourth quarter, exploration will be focused on drill testing of near-mine structural systems in the La Flor target.

OUTLOOK AND STRATEGY

The Company continues to strive to deliver sustainable value.  In doing so, the Company remains focused on cost control, operational performance and sustainable volume growth, always with a "simple to understand" objective of performing financially and maximizing cash flows.  Emphasis remains on comparatively low costs to drive margins and cash flows, delivery of high quality ounces and projects while maintaining disciplined capital spending, along with our commitment to adhere to the best practices for health, safety and environmental protection.

In response to the current volatile gold price environment which puts margins at risk, the Company has initiated cost containment and margin reclamation initiatives to focus on quality of ounces produced measured by contribution to cash flows instead of production volume alone.  The cost containment and margin reclamation initiatives are consistent with the Company's established focus on cash flow generation.  The Company believes prioritizing financial performance over production is a prudent approach that will deliver value, particularly in periods of volatile and uncertain metal prices.

These initiatives have progressed since they were announced in the second quarter.  For the mines currently in commercial production, the quality of ounces will be realized through a reduction of costs totaling more than $140 million, of which approximately $115 million will directly reduce all-in sustaining co-product cash costs and the remaining savings is related to expansionary capital.  Cost savings are being realized through reductions in operating costs, capital expenditures, exploration costs, and general and administrative costs, in addition to other areas.  The Company's progress in executing its cost containment and margin reclamation initiatives is evidenced by a reduction of its all-in sustaining co-product cash costs per GEO by 7% compared to the second quarter of 2013, and its third quarter all-in cash costs per GEO on a by-product basis also declined by 20% from the second quarter 2013 reflecting cost efficiencies and higher by-product sales credit.  Co-product cash costs of $1.48 per pound of copper from Chapada represented a 16%  decrease from the second quarter 2013.

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Given the current metal price environment and significant precious metal volatility, the Company continues to align its production expectation with the new price environment.  As marginal ounces are at risk of eroding margins, the Company will be diligent in protecting margins through creating a base production level at a sustainable cost structure that will generate cash flow in the current and lower price environments.  The previously guided 2013 production expectation is largely dependent on the Company's view of the sustainability of margins particularly at the newly constructed mines and expansions as they ramp-up and transition to full operations.   The Company will not sacrifice margin, or compromise cost structure, for volume growth until costs are believed to be contained so that new production will generate margins in current and lower metal price environments.  Once costs have stabilized at lower levels, the focus will return to maximizing production growth, while generating cash flows and free cash flows will always be  the core focus.

For the balance of 2013, the cost structure is expected to continue to improve over first quarter levels as the benefit of cost improvements are realized through the expenditure reduction program.  This program is expected to continue into 2014 and will include incremental expenditure reductions.

The average cost structure per GEO for the period 2014 and 2015 is expected to be below:

All-in sustaining cash costs on a by-product basis (a)	$850
All-in sustaining cash costs on a co-product basis (a)	$925
(a) A non-GAAP measure .

All-in sustaining cash costs on a by-product basis assume by-product credits based on $3.10 per pound copper.

With the Company's development projects now in commissioning, expansionary capital is expected to be significantly lower in 2014 than 2013.  With the exploration successes over the past four years including the expected increase in mineral reserves and mineral resources expected at year end, the mineral resource base will allow the Company to achieve stated targets.  As a result, exploration spending in 2014 is expected to significantly decline.

The Company continues to work toward the stated target of over 1.7 million GEO which it believes remains achievable with its existing producing mines.  However, with an extended timetable, this further growth can more efficiently be delivered at better costs.  Exploration results continue to support the higher level of sustainable production through its producing mines.

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The Company had approximately $1.0 billion of available cash and undrawn credit at September 30, 2013.

Further details of the 2013 third quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at http://www.yamana.com/Investors/FinancialCorporateReports.

THIRD QUARTER CONFERENCE CALL

Q3 Conference Call Information for Wednesday, October 30, 2013, 9:00 a.m. ET

Toll Free (North America):	1-800-355-4959
Toronto Local and International	416-695-6616
International: Participant Audio Webcast:	www.yamana.com

Q3 Conference Call REPLAY:

Toll Free Replay Call (North America):	1-800-408-3053	Passcode 9088417
Toronto Local and International:	905-694-9451	Passcode 9088417

The conference call replay will be available from 2:00 p.m. ET on October 30, 2013 until 11:59 p.m. ET on November 15, 2013.

Via Webcast
Live Audio & Webcast: www.yamana.com

For further information on the conference call or audio webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

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Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO ⁽¹⁾
El Peñón
Q3 2013	351,795	8.26	201.99	93.5	77.0	87,968	1,768,205	123,333	130,014	$458
Q2 2013	356,607	8.66	187.09	92.6	71.2	91,861	1,514,057	122,142	118,977	$451
Q1 2013	361,377	8.37	176.43	93.0	74.0	90,155	1,526,451	120,684	117,557	$455
Total 2012	1,415,292	7.47	199.21	93.5	80.0	317,557	7,246,951	462,496	457,703	$440
Q4 2012	362,874	8.59	195.00	93.0	76.0	93,448	1,733,573	128,119	127,431	$415
Q3 2012	361,544	7.72	196.33	93.3	78.1	83,092	1,768,273	118,457	117,390	$422
Q2 2012	355,132	6.32	194.34	94.1	82.5	68,275	1,848,501	105,245	104,872	$491
Q1 2012	335,741	7.19	212.02	93.5	82.9	72,742	1,896,604	110,675	108,010	$442
Minera Florida
Q3 2013	448,820	2.27	23.92	78.0	56.0	23,848	181,156	27,471	27,398	$762
Q2 2013	402,130	2.58	18.16	77.7	53.8	23,962	131,029	26,582	26,462	$915
Q1 2013	411,578	2.98	45.84	69.0	56.3	26,651	368,634	34,024	35,095	$744
Total 2012	902,788	3.34	39.29	81.1	67.6	89,163	825,812	105,679	107,198	$797
Q4 2012	222,440	3.53	46.90	81.6	69.8	27,889	245,393	32,797	33,244	$805
Q3 2012	227,246	2.97	37.16	80.5	67.3	19,994	210,297	24,200	24,371	$826
Q2 2012	224,107	3.15	43.31	80.8	69.6	19,179	239,931	23,978	23,229	$811
Q1 2012	228,994	3.70	25.23	81.4	62.4	22,101	130,191	24,705	26,354	$748

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Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	GEO Produced	GEO Sold	By-Product Cash Cost per GEO ⁽¹⁾	Co-Product Cash Cost per GEO
Chapada
Q3 2013	5,682,276	0.27	58.3	30,917	28,249	$(1,367)	$358
Q2 2013	5,016,383	0.26	59.6	26,525	21,182	$(490)	$421
Q1 2013	5,108,519	0.23	56.0	23,358	24,882	$(1,769)	$463
Total 2012	21,591,482	0.29	59.4	128,172	121,030	$(1,865)	$333
Q4 2012	5,734,592	0.28	59.4	32,498	29,331	$(2,021)	$349
Q3 2012	5,566,744	0.30	58.6	33,610	29,883	$(1,659)	$341
Q2 2012	5,802,649	0.30	59.8	35,697	35,847	$(2,207)	$302
Q1 2012	4,487,496	0.29	59.6	26,367	25,969	$(1,473)	$348
Jacobina
Q3 2013	380,054	1.66	95.4	19,325	18,017		$1,029
Q2 2013	384,614	1.55	90.8	17,485	19,350		$1,270
Q1 2013	414,725	1.45	90.0	17,366	20,718		$1,276
Total 2012	2,104,683	1.84	93.8	116,863	114,786		$747
Q4 2012	508,737	1.87	92.5	28,337	25,843		$825
Q3 2012	545,578	1.81	94.4	30,028	31,385		$768
Q2 2012	523,603	1.75	95.1	28,005	27,852		$735
Q1 2012	526,765	1.94	93.0	30,493	29,706		$666
Fazenda Brasileiro
Q3 2013	292,696	1.97	90.0	16,717	17,573		$724
Q2 2013	279,862	2.22	91.2	18,295	18,874		$782
Q1 2013	246,006	2.36	89.8	16,797	15,594		$920
Total 2012	1,048,489	2.22	89.5	67,130	66,805		$872
Q4 2012	270,998	2.28	91.8	18,251	17,773		$856
Q3 2012	255,769	2.52	89.6	18,601	20,448		$803
Q2 2012	251,430	2.27	88.4	16,219	14,048		$827
Q1 2012	270,292	1.84	88.1	14,059	14,536		$1,037

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Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO ⁽¹⁾
Gualcamayo
Q3 2013	1,298,811	0.86	75.8	27,678	20,570	$919
Q2 2013	1,915,698	0.51	87.2	27,553	27,770	$761
Q1 2013	1,793,223	0.67	79.0	30,177	28,530	$584
Total 2012	7,742,140	0.80	75.5	147,310	149,372	$536
Q4 2012	2,002,170	0.66	75.8	31,502	33,568	$485
Q3 2012	1,664,568	0.78	94.0	38,248	42,095	$669
Q2 2012	1,977,398	0.90	71.6	38,297	33,832	$547
Q1 2012	2,098,004	0.85	68.1	39,263	39,877	$436
Alumbrera
Q3 2013	1,101,433	0.37	73.9	9,634	10,677	($339)
Q2 2013	1,187,250	0.38	69.0	9,983	8,047	($115)
Q1 2013	1,171,078	0.34	64.8	8,222	7,507	($303)
Total 2012	4,962,373	0.40	71.0	46,077	43,580	($1,203)
Q4 2012	1,305,186	0.36	71.0	10,769	13,546	($2,012)
Q3 2012	1,271,732	0.45	72.8	13,633	18,566	($2,254)
Q2 2012	1,218,825	0.44	71.2	12,359	3,242	$711
Q1 2012	1,166,630	0.36	67.5	9,317	8,227	($1,270)

Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO ⁽¹⁾
Mercedes
Q3 2013	171,556	5.83	68.66	94.1	29.4	31,765	116,840	34,102	33,627	$478
Q2 2013	164,422	6.74	90.61	94.5	34.4	35,701	176,205	39,226	37,593	$363
Q1 2013	165,122	6.54	86.09	95.0	39.0	33,039	176,801	36,575	42,156	$519
Total 2012	603,188	6.43	78.42	94.8	32.0	116,215	489,747	126,010	126,515	$485
Q4 2012	164,285	7.38	85.17	95.8	39.0	36,057	169,313	39,443	36,879	$435
Q3 2012	151,415	6.77	74.23	94.5	29.6	31,497	110,817	33,713	31,835	$490
Q2 2012	151,425	5.53	70.63	94.9	30.8	26,646	112,729	28,900	28,760	$499
Q1 2012	136,063	5.90	83.62	93.7	28.4	22,016	96,887	23,953	29,041	$534

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Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Chapada
Q3 2013	5,682,276	0.36	80.9	36.8	35.7	$1.48
Q2 2013	5,016,383	0.34	80.2	30.1	26.7	$1.76
Q1 2013	5,108,519	0.31	77.0	27.4	29.1	$1.90
Total 2012	21,591,482	0.39	82.2	150.6	139.0	$1.40
Q4 2012	5,734,592	0.40	81.1	40.5	37.3	$1.38
Q3 2012	5,566,744	0.40	80.6	39.4	37.1	$1.38
Q2 2012	5,802,649	0.38	83.3	40.4	37.4	$1.34
Q1 2012	4,487,496	0.36	84.0	30.3	27.3	$1.51
Alumbrera
Q3 2013	1,101,433	0.36	80.7	7.1	7.3	$2.45
Q2 2013	1,187,250	0.40	76.0	7.2	6.5	$2.40
Q1 2013	1,171,078	0.32	75.2	6.3	5.5	$2.40
Total 2012	4,962,373	0.40	84.0	37.4	35.4	$1.81
Q4 2012	1,305,186	0.30	85.0	8.5	11.1	$2.15
Q3 2012	1,271,732	0.44	85.1	10.4	14.8	$1.92
Q2 2012	1,218,825	0.45	85.9	10.5	2.3	$1.41
Q1 2012	1,166,630	0.40	79.4	8.0	7.2	$1.85

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form for the year ended December 31st, 2012 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F for the year ended December 31st, 2012 filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Gold equivalent ounces assumes gold plus the gold equivalent of silver using a ratio of 50:1.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed both on a co-product, by-product and all-in sustaining basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

All-in sustaining cash costs seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

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ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:
  Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
  Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
  Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
  Cash flows generated from operations before changes in non-cash working capital -  excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  Cash flows generated from operations before changes in non-cash working capital per share is calculated by dividing the cash flows generated from operations before changes in non-cash working capital, as reported in the consolidated statement of cash flows, by the basic weighted average number of common shares outstanding of the corresponding period.
The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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